Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: February 27, 2012

EP Energy to be Acquired by Apollo Global Management, LLC; Riverstone Holdings, LLC; and Access Industries

Dear EP Energy Team:

At our town hall earlier this year and in group gatherings, I’ve told you that I expected our future would become clearer in the first quarter. Today, after a lot of work on the part of everyone on this team, we have real clarity on and exciting news about our future. In a news release that was just issued, El Paso Corporation announced that it had entered into a definitive agreement to sell our exploration and production business, EP Energy, for approximately $7.15 billion to affiliates of Apollo Global Management, LLC and Riverstone Holdings, LLC, who are joined by Access Industries, Inc. and other parties. Let me take a few minutes to tell you about the transaction, what it means for you, and what’s next.

About the Transaction

As detailed in the announcement, the sale is dependent upon completion of the Kinder Morgan-El Paso transaction, which is still expected to close in the second quarter of 2012, subject to customary regulatory approvals. The sale of EP Energy is also expected to close about the same time as that transaction. Going forward, our company will be private, will be named EP Energy, and our investors have asked the current EP Energy leadership team to remain with the company.

With that overview of the transaction in mind, let me tell you a little more about our investors.

•                  Apollo Global Management, LLC is a leading global alternative investment manager that invests in private equity, credit-oriented capital markets, and real estate. They are headquartered in New York City with offices around the world, including Houston. With more than 21 years experience in their business, Apollo has assets under management of more than $75 billion in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries. Its portfolio included energy-related investments in Parallel Petroleum and Athlon Energy. Apollo is traded on the NYSE under the symbol APO, and you can review their website at www.agm.com.

•                  Riverstone Holdings LLC, an energy and power-focused private equity firm founded in 2000, has more than $18 billion of equity capital raised across seven investment funds and co-investments, including the world’s largest renewable energy fund. Riverstone conducts buyout and growth capital investments in the midstream, exploration and production, oilfield services, power and renewable sectors of the energy industry. It has offices in New York, London, and Houston, and had about $16.4 billion of investments in North America, Latin America, Europe and Asia. Riverstone is a private company, and you can review their website at www.riverstonellc.com.

•                  Access Industries is a privately held, U.S.-based industrial group with long-term holdings worldwide. Access’ focus spans three key sectors: natural resources and chemicals; telecommunications and media; and real estate. You can review their website at www.accessindustries.com.

What it Means for You

I know you have questions about what this transaction means to you, what programs and services will be offered, and other employee-related matters. It’s very early in the process, and I don’t have definitive answers to those questions yet. However, I can tell you that Apollo, Riverstone, and Access value the caliber of our team and the commitment, knowledge, and experience that we bring to the table. I’m confident they’ll work closely with us to ensure this is a company you want to continue working for and that we do what’s right for the company and for employees. As we get answers to your questions, we’ll update you.

We’ll start that process with a town hall in Houston at 2 p.m. on Monday, February 27. At the meeting, we’ll discuss the transaction and answer your questions. You’ll receive an invitation to the meeting shortly with location information and call in numbers. Please plan to join us. We’re also creating a special section on El Paso Today that will capture all the communications about the proposed transaction and the integration process, including a preliminary set of questions and answers. In addition, I’ll continue to host regular floor meetings, Q&A sessions, and town halls over the next few months to update you on our progress and answer your questions. The senior leadership team will host similar meetings for their functional areas. Finally, please remember that you can always talk to your supervisor and/or HR representative.

What’s Next

In the meantime, we’re already working on the transition process. The good news is that the work we did on our spinoff, Project Zygosity, and the pre-planning we’ve done over the past few months in association with the sale have put us in a great position to continue into the next phase of our story. As we move into that phase, I’m going to ask you to reflect on the news, stay focused, and continue to perform to your high standards. We’ll all need to balance the requirements of a transition and integration process on a tight timeframe and with the need to maintain our ongoing business. Over the past year, I’ve seen us rise to the occasion time and time again. I’m confident that, working together, we can do it again.

This is a great outcome, one that gives our investors a strong position in the E&P business; delivers value for shareholders on all sides of the transaction; and, most importantly, keeps one of the strongest teams in the industry working together toward a common goal. Together, we’ve been working hard to finish our story strong, with pride. Now, we need to continue to deliver through the closing of the sale and beyond. With today’s news, we can pick up where we left off on the EPE path and start a new chapter together.

We will speak again soon and often. Until then, stay focused, be safe and continue to do all you do to deliver high-end performance across our organization.

Regards,

Brent

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012.  KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso Corporation
Address: 500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	(713) 420-5855
Email: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in the Information Statement/Proxy Statement/Prospectus which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2011, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description is available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

EP Energy to be Acquired by Apollo Global Management, LLC; Riverstone Holdings, LLC; and Access Industries

Dear Team El Paso:

I have important news to share with you. As you may have already heard, in a news release issued earlier today, El Paso Corporation announced that it had entered into a definitive agreement to sell our exploration and production business, EP Energy, for approximately $7.15 billion to affiliates of Apollo Global Management, LLC and Riverstone Holdings, LLC, who are joined by Access Industries, Inc. and other parties. This is exciting news, and I’d like to take a minute to tell you why. Let me start with some details about the transaction.

About the Transaction

As detailed in the news release, the sale is dependent upon completion of the Kinder Morgan-El Paso transaction, which is expected to close in the second quarter of 2012, subject to customary regulatory approvals. The sale of EP Energy is also expected to close about the same time as that transaction. Going forward, the company will be private and will be named EP Energy. Importantly, the investors have asked the current EP Energy leadership team to remain with the company.

With that overview of the transaction in mind, let me tell you a little more about the investors.

•                  Apollo Global Management, LLC is a leading global alternative investment manager that invests in private equity, credit-oriented capital markets, and real estate. They are headquartered in New York City and have offices around the world, including in Houston. Apollo has assets under management of more than $75 billion in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries. They are traded on the NYSE under the symbol APO, and you can learn more about them at www.agm.com.

•                  Riverstone Holdings LLC, an energy and power-focused private equity firm founded in 2000, has more than $18 billion under management across six investment funds, including the world’s largest renewable energy fund. Riverstone conducts buyout and growth capital investments in the midstream, exploration and production, oilfield services, power and renewable sectors of the energy industry. It is a private company, and you can review their website at www.riverstonellc.com.

•                  Access Industries is a privately held, U.S.-based industrial group with long-term holdings worldwide. Access’ focus spans three key sectors: natural resources and chemicals; telecommunications and media; and real estate. You can review their website at www.accessindustries.com.

What it Means to Us

With those details in mind, let’s talk for a minute about what this sale means to our EP Energy colleagues, to the rest of Team El Paso, and to our shareholders.

First, for those members of the team who were designated as EP Energy employees, this sale represents a unique opportunity. Over the past few years, they’ve built a high-performing E&P company that’s truly an industry leader. Going forward, they’ll have the chance to continue to build on their success. And they’ll have the commitment of investors with strong financial resources and a keen interest in their success. Between now and closing they will be heads down on transition work, much of which was contemplated as part of Project Zygosity last year. I know I can count on everyone on Team El Paso to support them in that effort.

For the rest Team El Paso, the announcement of this sale is another important milestone along the path toward creating the largest natural gas pipeline enterprise, the largest midstream energy company, and the fourth largest energy corporation in North America. By now, we’ve all had a chance to better understand Kinder Morgan’s approach to their business. We worked closely with them on the sale of our E&P assets, a process that received a lot of interest. The success of that process is further evidence that Kinder Morgan, like us, is fully committed to completing our transaction.

Finally, this sale helps clear the way for us to continue on the path we’ve been following with our shareholders. It should provide greater clarity as we move forward with the transaction and the integration process. In short, it will help us better focus on executing on our plan, delivering on our financial and operational results, and seizing opportunities to grow as part of a larger platform.

When I initially spoke about the Kinder Morgan transaction and the sale of our E&P assets, I told you that I believed the E&P sale would position EP Energy for future success and growth as a pure play with the right strategies, the right inventory, and the right people. Now, with the right investors added to that equation, I’m more confident than ever about the EP Energy’s potential for continued success in the years ahead.

Please join me in congratulating the EP Energy team on this announcement and in supporting them as they prepare to enter the next phase of their growth and success. And until we talk again, be safe, work hard, and keep doing the right thing for the owners who have entrusted their investments to our care.

Talk to you soon.

Doug

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012.  KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso Corporation
Address: 500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	(713) 420-5855
Email: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in the Information Statement/Proxy Statement/Prospectus which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2011, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description is available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Employee Questions and Answers

February 24, 2012

1.              What was announced?

•                  El Paso Corporation announced that it has entered into a definitive agreement to sell its exploration and production business, EP Energy, for approximately $7.15 billion to affiliates of Apollo Global Management, LLC and Riverstone Holdings, LLC, who are joined by Access Industries, Inc. and other parties.

•                  Importantly, the investors are acquiring EP Energy as a whole, including our assets and the entire EP Energy team. This includes Shared Services employees who were designated to be a part of EP Energy.

2.              What are the details of the transaction?

The sale is dependent upon completion of the Kinder Morgan-El Paso transaction, which is expected to close in the second quarter of 2012, subject to customary regulatory approvals. The sale of EP Energy is also expected to close about the same time as that transaction. Going forward, our company will be private, will be named EP Energy, and the investors have asked the current EP Energy leadership team to remain with the company.

3.              What should I know about the investors?

•                  Apollo Global Management, LLC is a leading global alternative investment manager that invests in private equity, credit-oriented capital markets, and real estate. They are headquartered in New York City and have offices around the world, including in Houston. With more than 21 years experience in their business, Apollo has assets under management of more than $75 billion in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries. Those industries include chemicals; commodities; consumer and retail; distribution and transportation; financial and business services; manufacturing and industrial; media, cable, and leisure; packaging and materials; and satellite and wireless. Apollo is traded on the NYSE under the symbol APO, and you can learn more at www.agm.com.

•                  Riverstone Holdings LLC, an energy and power-focused private equity firm founded in 2000, has more than $18 billion of equity capital raised across seven investment funds and co-investments, including the world’s largest renewable energy fund. Riverstone conducts buyout and growth capital investments in the midstream, exploration and production, oilfield services, power and renewable sectors of the energy industry. It has offices in New York, London, and Houston, and had about $16.4 billion of investments in North America, Latin America, Europe and Asia. Riverstone is a private company, and you can review their website at www.riverstonellc.com.

•                  Access Industries is a privately held, U.S.-based industrial group with long-term holdings worldwide. Access’ focus spans three key sectors: natural resources and chemicals;

telecommunications and media; and real estate. You can review their website at www.accessindustries.com.

4.              How will I stay informed about the sale?

•                  To learn more about the sale…

•                  Read the communication from Brent that was emailed to all EP Energy employees.

•                  Read the news release that’s posted on El Paso Today in the Company to Own section.

•                  We will keep you informed throughout the transition and integration processes…

•                  We’ve created a special section on El Paso Today to capture all the communications about the transaction.

•                  And, as always, you can talk to your supervisor and/or HR representative.

5.              When will the sale be complete?

•                  Subject to customary regulatory approvals, we expect the sale to close in the second quarter of 2012, concurrent with the close of the proposed Kinder Morgan-El Paso transaction.

6.              What will happen in the interim?

•                  Work has already begun on transition processes, based largely on the work done as part of Project Zygosity. As we formalize our plans for how these processes will work and who will be involved, we’ll update you.

•                  Until the transaction closes, it’s business-as-usual and we will continue to operate as an El Paso company.

7.              What will be the name of the company?

•                  Going forward, the company will be named EP Energy.

8.              What are the investors’ strategies?

•                  In a nutshell:

•      Apollo Global Management is a value-oriented investor in private equity, credit-oriented capital markets, and real estate. As such, they raise, invest, and manage funds on behalf of some of the world’s most prominent pension and endowment funds as well as other institutional and individual investors.

•      Riverstone invests across the entire energy and power sector. They are focused on supporting management teams in the process of building sustainable value through improved operating performance. Riverstone provides management teams with valuable advice, insight, and direction as they execute their strategies.

•      Access focuses on three key sectors: natural resources and chemicals; telecommunications and media; and real estate.

•                  During the coming weeks, we’ll provide more information about the investors, including their business models, areas of activities, and investment approaches.

•                  Most importantly, our new investors will acquire not only our team and our assets, but also our plan and our EP Energy strategy as well. Their acquisition of all that we’ve created together sends a clear signal that they want to be part of growing the value of EP Energy.

9.              How will this sale affect our 2012 plan?

•                  We shared our 2012 plan with the investors. They endorsed it, and we expect to continue down the path we laid out.

10.       Do the investors have any experience in the energy industry, and specifically, with exploration and production companies?

•                  Apollo has made investments in a number of industries through their private equity funds, including commodities, distribution and transportation, and manufacturing and industrial. Their portfolio has historically included energy-related investments in Parallel Petroleum and Athlon Energy.

•                  Riverstone has investments in a number of sectors, including the energy and industrial sectors. Their portfolio of investments includes a number of energy-related companies including CDM, Dresser, Kinder Morgan, Stallion Oil Field Services.

•                  Access has investments in energy-related companies including LyondellBasell and TNK-BP.

•                  Our investors will be looking to us to use our industry expertise and our experience with our assets, systems, and processes to manage and grow our business. A key reason for the investors’ interest in EP Energy is our plan and our strategy. They’ve sent a clear signal that they want us to continue to execute on that strategy to enhance the value of EP Energy.

11.       What are the investors’ long-term plans for EP Energy?

•                  All the investors have made long- and short-term investments in a variety of companies. Their investment strategies are focused on enhancing the value of these investments to deliver maximum returns for their shareholders. With this transaction, they’ve made a significant commitment to EP Energy’s ongoing success. As always, focusing on factors that we can control, particularly our day-to-day performance, will help increase the value of our company for ourselves and our owners.

12.       Will we be publicly traded?

•                  We will be a privately held company and will not trade on any stock exchange.

13.       Will there be layoffs associated with this transaction?

•                  Our investors agreed to purchase a fully functioning, fully staffed E&P company and are committed to supporting us as we continue to implement our strategy. As always, we’ll ensure we have the right organization to deliver on our strategy, goals, and objectives.

14.       What will happen to EP Energy’s management team?

•                  The investors have asked the current EP Energy leadership team to continue to guide the company. At this time, Brent Smolik and his EPE direct reports, including Clay Carrell, Joan Gallagher, John Jensen, Dane Whitehead, and Marguerite Woung-Chapman have agreed to stay with the company. We are sharing more detailed information with the rest of the officer team and will continue with the leader team in the coming weeks. We’ll update you soon with additional details about the leadership team going forward.

15.       Under the Project Zygosity plan, I was scheduled to move into the E&P organization and be an EP Energy employee.  Am I part of the E&P Company that is being sold, or am I an El Paso employee?

•                  If you were assigned to be with EP Energy Corporation following the previously planned company separation, those plans won’t change. You will be moved to the EPE payroll prior to the sale and will be part of the company through the transition and going forward.

16.       Will we stay at our current Houston location?

•                  Yes. We will remain in the building after the close of the transaction as a tenant. We do not anticipate relocation for any of our field employees outside of the normal course of business.

17.       Will EPE employees move to new floors in the downtown Houston building?

•                  The EPC Facilities Services team is working closely with the EPE Administrative Services team to develop a plan for any moves to the EPE floors in the building that need to be made. We’ll provide more details on the plan soon.

18.       I know some employees at Apollo. Is it okay for me to contact them and talk about El Paso?

•                  Outside the ordinary course of business, you shouldn’t interact or share information with Apollo, Riverstone, Access, or Kinder Morgan unless specifically requested to do so by El Paso’s legal or integration planning teams.

•                  Remember, until the transaction closes, we will continue to operate as separate companies.

19.       Can I pursue another opportunity within El Paso?

•                  At this time, this option is not available to EP Energy employees. We will continue to evaluate this option as the proposed Kinder Morgan transaction and related organizational design activities proceed.

20.       Will my medical coverage change?

•                  It’s very early in the process and we’re working on these plans at this time. We’ll describe them to you as soon as possible. Until then, you will retain your existing medical coverage. As always, we will continue to evaluate our programs going forward to ensure they’re competitive in the market.

21.       Will my vacation time change?

•                  Our paid time off policy is expected to remain the same.

22.       Can I get an early retirement?

•                  There are no current plans for an early retirement program.

23.       Will employees be eligible for severance?

•                  The purchasers agreed to buy a fully functioning E&P company. They have also agreed to honor the existing El Paso severance plan for one year following the close of the transaction. Normal eligibility requirements for severance will continue to apply.

24.       What will happen to my compensation and benefits?

•                  At this time, we don’t expect wholesale changes to the compensation or benefits plans that were planned for EP Energy as part of the separation. Because we will be a privately held entity without a publicly traded equity, we’ll need to design a new long-term incentive program. We will provide details about this program as soon as possible. As always, we’ll continue to evaluate our programs going forward to ensure they’re competitive in the market.

25.       Will we have a pension?

•                  No. Similar to what we planned during Project Zygosity, EPE will not be offering a pension plan. We intend to make additional company contributions to the 401(k) plan. We will share more details about these plans as soon as possible.

26.       What sort of cash bonus programs will be offered?

•                  We anticipate our bonus program will be similar to the one we currently have in place for the E&P company. We have agreed with our investors that our bonus pool will be funded at a minimum of 100 percent of target for 2012 performance which will be paid in 2013.

27.       What will happen to my restricted stock and options?

•                  The sale of the E&P Company does not impact the anticipated vesting of your unvested equity and options at the close of the merger of El Paso with Kinder Morgan.

28.       How will this announcement affect our retention bonus program?

•                  For Tier I participants in the retention bonus program, the sale is considered a triggering event since more than 85 percent of the EP Energy assets have been sold. This means payment will be made to eligible Tier I participants as soon as administratively practicable after the close of the transaction.

•                  Payments of the Tier II awards will be made to eligible Tier II participants on the first anniversary of the closing date of the KMI/EP merger, based on the final gross sale proceeds.

29.       Will we continue with our community giving and volunteerism following the close of the transaction?

•                  We don’t have any information on the investors’ programs in these areas following the completion of the transaction, but we will follow up with employees when we have information to share.

30.       What should I say if I am contacted by the media?

•                  The sale may result in attention from the media and it is important that we speak with one voice.  Please refer all calls to Investor & Media Relations:

•      Bruce Connery 713-420-5855

•      Bill Baerg 713-420-2906

•      Richard Wheatley 713-420-6828

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012.  KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso Corporation
Address: 500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	(713) 420-5855
Email: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in the Information Statement/Proxy Statement/Prospectus which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2011, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description is available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Leader Talking Points

Communications Tips:  With the announcement today that Apollo Global Management, Riverstone Holdings, and Access Industries are acquiring El Paso’s E&P company, it’s important that you connect with and engage your teams as soon as possible. Remember, they may or may not have heard about the announcement or seen Brent’s communication to EP Energy employees. Please call or contact each of your employees, and use the opportunity to ensure they are informed about the transaction, fully understand the context for the sale, and are engaged with the upcoming transition process.

Important note: Because we’re still operating under a one Team El Paso approach and, as such, our current organizational structures and reporting relationships do not yet reflect the adjustments that will be made following the proposed transactions, there are instances where team members may be reporting to an EPC leader today, but will report to an EPE leader after the transactions close.  In these cases, the EPC and EPE leaders should connect as soon as possible to discuss the best approach for contacting team members who have been designated for EPE.

This process will help ensure we’re all aligned and equipped with the information we need to continue our story strong, with pride.

•                  Hi and [good afternoon/good morning]…

•                  I wanted to reach out to you today/gather everyone together to discuss the announcement El Paso Corporation made about the sale of our E&P company, give you a brief overview of what’s happening, and talk about our path forward.

Inform Employees

•                  Earlier today/yesterday, El Paso Corporation announced that it has entered into a definitive agreement to sell El Paso Exploration and Production Company for approximately $7.15 billion to affiliates of Apollo Global Management, LLC and Riverstone Holdings, LLC, who are joined by Access Industries, Inc. and other parties. Let me give you some details about the investors:

•                  Apollo Global Management, LLC is a leading global alternative investment manager that invests in private equity, credit-oriented capital markets, and real estate. Headquartered in New York City and with offices around the world, including Houston, Apollo has assets under management of more than $75 billion in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries.

•                  Riverstone Holdings LLC, an energy and power-focused private equity firm founded in 2000, has approximately $18 billion under management across six investment funds, including the world’s largest renewable energy fund. Riverstone conducts buyout and growth capital investments in the midstream, exploration and production, oilfield services, power and renewable sectors of the energy industry.

•                  Access Industries is a privately held, U.S.-based industrial group with long-term holdings worldwide. Access’ focus spans three key sectors: natural resources and chemicals; telecommunications and media; and real estate.

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•                  Importantly, the investors are acquiring not just our assets and our team, but our plan and our strategy as well.

•                  Members of the team who were designated to be a part of EP Energy will be included in the sale.

•                  I want to thank everyone for all their efforts over the past few months to prepare for the asset package sale process, while maintaining high end performance in our regular business.

•                  As you know, selling the entire company was our preferred outcome for this process. We’re excited about keeping the team together as we pick up where we left off on the EPE path and start a new chapter together.

•                  Following the completion of the sale, which is expected to occur concurrent with the Kinder Morgan transaction, we will be a privately held company named EP Energy and remain headquartered in the downtown Houston building.

Provide Context

•                  With those details about the transaction in mind, let me tell you why this is such an exciting development for the EP Energy team.

•                  Over the past several years, we’ve built a high-performing E&P company that’s truly an industry leader. Most recently, we’ve proved that through efforts across the company to finish our story strong, with pride.

•                  While this sale represents the end of one story—the story of El Paso’s Exploration and Production Company—we’re now poised to continue the story of EP Energy.

•                  We’ll have a unique opportunity to continue to build on the success of the past few years. To do that, we’ll focus on what’s made us successful: building repeatable programs and significant project inventory, sharpening our execution skills, and effectively matching our assets with our competencies.

•                  We’re still committed to being a leader in safe and responsible energy development. And we will continue working as a team to make the right decisions and to drive high-end performance across our operations.

•                  Most importantly, we’ll continue to play a critical role as a high energy and high-performing exploration and production team that finds and delivers the energy that fuels our economy and our future, while delivering value for our owners and ourselves.

•                  As we pursue those goals, we’ll have the commitment of investors with strong financial resources and a keen interest in our success.

•                  In return for that support, our investors will look to us for our expertise and experience in the industry and with our assets, programs, and strategy. And we’ll be expected to deliver high end performance consistently across our operations.

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•                  In that sense, nothing’s changed. I know I can depend on you and the entire team to meet that commitment.

•                  Finally, this sale is an important milestone in the Kinder Morgan’s acquisition of El Paso Corporation for our shareholders and for others with a stake in the success of that transaction. I’m excited about moving forward as a team to position our company for future success and growth with committed owners and the right strategy, the right inventory, and the right people.

Engage the Team

•                  With that context in mind, let’s talk about what’s next. Between now and the close of the Kinder Morgan-El Paso transaction, we have a lot of work to do. The good news is that much of what we accomplished with Project Zygosity as we prepared for the separation last year not only provided value to the sale, but sets us up for success in the process ahead.

•                  Work will begin right away on the transition planning processes. As we get more details about these processes and who will be involved, we’ll update you. In the meantime, our first course of action is to review the plans and programs we set in place under Project Zygosity, modify them as needed, and work together to implement them. In many cases, we can continue work on these efforts that is already underway.

•                  As we move into the transition process as a result of the proposed sale, we’ll need to continue working closely with our EPC colleagues. Please recognize that this is a challenging and uncertain time for these employees as the transition planning process with Kinder Morgan continues. As you work together in the coming weeks on various aspects of the two transactions, it’s important to remember that we all wear the same Team El Paso hat until the transactions are completed.

•                  I want to remind you that until the transaction closes, Apollo, Riverstone, Access, El Paso, and Kinder Morgan remain separate companies. Outside the ordinary course of business, you shouldn’t interact or share information with Kinder Morgan or the E&P company investors unless specifically requested to do so by El Paso’s legal or integration planning teams.

•                  Our reputation for performance and our winning strategy were key reasons why Apollo and Riverstone made the decision to acquire our company. Let’s pull together, build on our reputation in the months ahead, put our best performance forward, and work toward continuing our story strong, with pride.

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In Closing

•                  To learn more about the sale, I’d encourage you to…

•                  Read the communication from Brent that was emailed to all EP Energy employees.

•                  Read the news release that’s posted on El Paso Today in the Company to Own section.

•                  There will be a lot more information to come on the transaction…

•                  We’re holding an EP Energy Town Hall in Houston at 2 p.m., Monday, February 27. At the meeting, Brent will discuss the transaction and answer your questions.

•                  We’re creating a special section on El Paso Today that will capture all the communications about the transaction.

•                  And, as always, talk to your supervisor and/or HR representative.

•                  Thank you again and keep doing everything you do, day-in and day-out, to make us a high-performing, fully executing E&P company.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012.  KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso Corporation
Address: 500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	(713) 420-5855
Email: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in the Information Statement/Proxy Statement/Prospectus which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2011, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description is available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words

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“believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

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